Sub-Item 77D

On November 1, 2006, the JPMorgan Insurance Trust Large Cap Growth
Portfolio became the JPMorgan Insurance Trust Intrepid Growth Portfolio and at that time the portfolio changed its investment policies so that it no longer invests primarily only in large cap growth  companies and instead invests in both large-cap and mid-cap growth securities which are chosen based on behavioral finance principles.

On November 1, 2006, the JPMorgan Insurance Trust Diversified Equity Portfolio changed its investment policies so that it will invest primarily in large-cap and mid-cap securities, instead of across all capitalizations. Under the new policies, the Fund focuses on those equity securities that it considers most undervalued and seeks to outperform the S&P 500 through superior stock selection.

The new policies are described in a prospectus supplement dated November 1, 2006.